

September 22, 2023

Diego Rojas
Chief Executive Officer
HNR Acquisition Corp
3730 Kirby Drive, Suite 1200
Houston, TX 77098

> **Re: HNR Acquisition Corp**
> **Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 11, 2023**
> **File No. 001-41278**

Dear Diego Rojas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A

Cover Page

1. We note you disclose that approval of the Purchase Proposal, Incentive Plan Proposal, the NYSE American Proposal and the Adjournment Proposal each require the affirmative vote of a majority of votes cast by holders of shares of SPAC Common Stock present in person or by proxy at the Special Meeting and entitled to vote thereon. You also disclose that approval of the Charter Proposal requires the affirmative vote of the holders of a majority of the SPAC Common Stock entitled to vote. This appears inconsistent with your disclosure that a failure to vote or provide voting instruction for the Purchase Proposal and the Charter Proposal will have the same effect as a vote Against the Purchase Proposal and Charter Proposal, but will have no effect on the outcome of any other proposal in this proxy. Please revise or advise.

2. We note you disclose here and elsewhere that the holders of OpCo Class B units will be required to exchange all of their Class B Units (a "Mandatory Exchange") upon the

occurrence of the following: (i) upon the direction of the Company with the consent of at least fifty percent (50%) of the holders of OpCo Class B Units; or (ii) upon the one-year anniversary of the Mandatory Conversion Trigger Date. However, you disclose on page 28 that the Mandatory Exchange will occur upon the Mandatory Conversion Trigger Date. Please advise or revise.

Summary Term Sheet, page 1

3.   We note the transactions contemplated by the membership interest purchase agreement, as amended and restated on August 28, 2023, will result in your post-purchase company organized in an "Up-C" structure. Please tell us whether the parties to the MIPA also entered into a tax receivable agreement, as is typically the case with Up-C structures. If so, please expand your disclosures throughout the proxy to provide details for this related agreement, and also file a copy of the agreement as an annex or exhibit.

Q: What is an "Up-C" structure?, page 14

4.   Please expand your disclosure to explain the business or strategic rationale for use of the "Up-C" structure. Please also highlight any significant tax or other material benefits to CIC as Partner/Seller so long as it owns interests directly through Units of OpCo.

Summary of the Proxy Statement
Impact of the Purchase on HNRA's Public Float, page 33

5.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. For example, please disclose the impact of the OpCo Class B Units, the OpCo Preferred Units and the Preferred Stock PIPE at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. We also note your disclosure on page 35.

Ownership Structure of HNRA after the Closing, page 34

6.   We note that the chart reflects that OpCo Class B common units and OpCo Preferred Units are held by CIC Partner/Seller. Please revise this chart to include the number of OpCo Class B common units and OpCo Preferred Units held by CIC Partner/Seller. In addition, quantify the percentage of equity interests to be held in OpCo by CIC Partner /Seller.

Summary of the Proxy Statement
Opinion of RSI & Associates, page 39

7.   Please expand your disclosure to clarify that RSI & Associates' amended fairness opinion is based on the Cobb & Associates 3rd Party Engineering Study as of December 31, 2022 revised on April 25, 2023 to exclude the 10% overriding royalty interest now held by Pogo Royalty, LLC. This comment also applies to the disclosure on page 123 and in the

RSI & Associates, Inc. amended fairness opinion included as Annex C.

Unaudited Pro Forma Combined Financial Information
Notes to Unaudited Pro Forma Combined Financial Statements
Note 3 - Preliminary Price Allocation, page 92

8. We note under the 50% redemption scenario you indicate the purchase price consideration includes the full amount of the Promissory Note to Sellers of Pogo and the issuance of 85,000 OpCo Preferred Units. However, we note pro forma adjustment (N) reflects the issuance of only $13,307,21 in principal under Seller Promissory Note, and there is no issuance of OpCo Preferred Units under the scenario on the pro forma balance sheet. Please address this inconsistency.

9. Please revise the details depicting the preliminary purchase price under the maximum redemption scenario to indicate 2,000,000 OpCo Preferred Units will be issued rather than 85,000 OpCo Preferred Units.

Note 4 - Adjusted to Pro Forma Combined Financial Information, page 93

10. We note pro forma adjustment (D) reflects the issuance of 2,000,000 OpCo Class B units issued to the sellers of Pogo. Please refer to the guidance in FASB ASC 810-10-45-16, and revise your pro forma balance sheet to present the Seller's ownership interest in OpCo as a noncontrolling interest rather than Additional paid in capital or explain in further detail why it is appropriately classified within your equity.

11. In the note for pro forma adjustment (E) you state that you are required to pay the $1,300,000 deferred underwriter commission in cash 90 days after the closing date. Please include a pro forma adjustment to reflect this obligation as a current liability.

12. We understand the maturity note of the promissory note is six months from the closing of the transactions contemplated by the MIPA. Please revise pro forma adjustment (N) to present the outstanding principal of the promissory note as a current liability.

Adjustments to Unaudited Pro Forma Combined Statements of Operations, page 94

13. Please revise your pro forma statements of operations to present net income or loss from continuing operations attributable to the controlling interest as required by Rule 11-02(a)(5) of Regulation S-X.

Unaudited Pro Forma Combined Financial Information
Notes to Unaudited Pro Forma Combined Financial Information
6. Supplemental Oil and Gas Reserve Information (Unaudited), page 97

14. Please expand the discussion of the pro forma estimates of proved oil and gas reserves and discounted future net cash flows prepared by William M. Cobb & Associates to reference the pro forma reserve reports, as of December 31, 2021 (updated July 12, 2023) and 2022 (updated April 25, 2023), respectively, which exclude the 10% overriding royalty

interest not acquired in the amended transaction. Also, identify the corresponding attachments filed as Annex D and Annex E, respectively, and modify Table of Contents to clarify these reports represent the pro forma estimates, e.g. excludes the 10% overriding royalty interest not acquired in the amended transaction. Refer to the disclosure requirements in Item 1202(a)(8) of Regulation S-K and FASB ASC 932-235-50-10 and 50-36.

15. Please modify the pro forma presentations of the estimated net quantities of oil and gas reserves (page 97), the standardized measure of discounted future net cash flows (page 98), and the changes in standardized measure (page 98) to reconcile the original transaction estimates for the historical HNR Acquisition Corporation and Pogo Resources, LLC to the current amended transaction estimates (reduced by the 10% overriding royalty interest) for Pogo Resources, LLC and the resulting Pro Forma Combined estimates.

16. The pro forma summary of changes in estimated proved reserves includes "revisions of previous estimates" which references footnote (1); however, footnote (1) and its accompanying explanation are not provided. Please revise your disclosure to provide the referenced footnote to identify and quantify each individual factor that contributed to the overall change in the line item. If two or more unrelated factors are combined to arrive at the overall change, your revised disclosure should separately identify and quantify each factor, including offsetting factors, so the change in net reserve quantities between periods is fully explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Background of the Purchase, page 114

17. Please substantially expand your disclosure to discuss the negotiation of key aspects of the proposed transaction, including the "Up-C" structure, A&R MIPA, Option Agreement, Backstop Agreement, the Escrow Agreement, Board Designation Agreement and PIPE Investment. Your discussion should include the underlying reasons for the negotiation of such structure and agreements, and identify the individuals that participated in any negotiation and the material terms negotiated. For example, clarify how the parties determined the type and amount of consideration and the rational for reducing the purchase price from $120 million in the Original MIPA to $90 million in the A&R MIPA and the rationale for receiving an updated opinion from RSI & Associates.

Fairness Opinion of RSI & Associates, Inc., page 123

18. We note RSI & Associates, Inc. has updated their fairness opinion. Please clarify whether HNRA paid an additional fee for the revised opinion. In this regard we note your disclosure regarding the aggregate fee of $54,210 is unchanged in this amendment.

Proposal No. 3 - The NYSE American Proposal, page 137

19. We note that Proposal No. 3 does not include the 2,000,000 OpCo Class B Units that comprise a portion of the Aggregate Consideration for the Target Interests. Please advise or revise.

Information About Pogo
Crude Oil and Natural Gas Data, page 145

20. Please file the reserves reports prepared by William M. Cobb & Associates including the 10% overriding royalty interests as of December 31, 2021 and 2022 (updated March 23, 2023) consistent with the estimate presented on pages 147, 148, F-64, F-66 and F-67 and list these reports in the Table of Contents. Also, expand the discussion on pages 145, 146, 148, and F-64 to identify the reports shown in the Table of Contents and clarify that the estimates of proved oil and gas and discounted future net cash flows represent Pogo Resource, LLC total interests including the 10% overriding royalty interests not acquired by HNR Acquisition Corporation in the transaction. Refer to the disclosure requirements in Item 1202(a)(8) of Regulation S-K and FASB ASC 932-235-50-10 and 50-36.

Beneficial Ownership of Securities, page 211

21. Please revise your beneficial ownership table to include the beneficial interest in voting securities held by HNRAC Sponsors LLC. In that regard, we note your tabular disclosure on page 33 states that all 2,501,250 of the Founders Shares are owned by the Sponsor and its transferees. Please also revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Pogo Royalty, LLC and advise why you have removed Seller from the beneficial ownership table. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Where You Can Find More Information, page 216

22. Please incorporate by reference your current reports on Form 8-K filed August 30, 2023 and September 13, 2023.

Annex, page A-1

23. Please file a complete copy of the A&R MIPA at Annex A, including all exhibits.

General

24. We note your disclosure that in connection with the transactions contemplated by the MIPA, you may complete the Preferred Stock PIPE Investment. Please update your disclosure to discuss the current status of the Preferred Stock PIPE Investment. In that regard, we note your disclosure on page 20 and risk factor disclosure on page 74 indicates that you may not have sufficient cash to close the Purchase if you are not able to complete the Preferred Stock PIPE Investment and a substantial number of public stockholders exercise their redemption rights. In addition, when known, please disclose if the SPAC Sponsor, directors, officers or their affiliates will participate in the potential Preferred Stock PIPE Investment.

25.   Please provide a summary of the purpose and effect of the Backstop Agreement, including whether and how certain parties to the business combination or their affiliates may benefit from the Backstop Agreement.

26.   We note the Seller Promissory Note is payable within six-months following the closing of the transaction contemplated in the MIPA. Please discuss the impact such Seller Promissory Note will have on your liquidity and capital resources after the closing of the purchase. Also, disclose the source of the funds to be used to make such payments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew Ogurick